GIVEN IMAGING LTD.

New Industrial Park
Yoqneam, Israel 20692

May 5, 2010

Dear Shareholder:

You are cordially invited to attend the 2010 Annual General Meeting of Shareholders of Given Imaging Ltd. on June 3, 2010, beginning at 4:00 p.m., local time, at the Company’s head offices, at Hermon Building, New Industrial Park, Yoqneam 20692, Israel. We look forward to greeting as many of you as can attend the Annual General Meeting.

Holders of the Company’s ordinary shares are being asked to vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. The Board of Directors recommends a vote “FOR” all of the matters set forth in the notice.

Whether or not you plan to attend the Annual General Meeting of Shareholders, it is important that your ordinary shares be represented and voted at the Annual General Meeting of Shareholders. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided in accordance with the instructions on your proxy card.

Very truly yours,

Israel Makov
Chairman of the Board of Directors

GIVEN IMAGING LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To the Shareholders of Given Imaging Ltd.:

The Annual General Meeting of Shareholders of Given Imaging Ltd. (the “Company”) will be held at the Company’s head offices, at Hermon Building, New Industrial Park, Yoqneam 20692, Israel, on June 3, 2010, at 4:00 p.m., local time, for the following purposes:

1.	To elect six directors of the Company to serve until the next Annual General Meeting (“Proposal 1”);
2.	To approve changes to the equity compensation of non-employee directors (other than the external directors) (“Proposal 2”);
3.	To elect the External Directors, as defined in the Israeli Companies Law, 1999 (the “Companies Law”), of the Company to serve for an additional term of three years, until December 31, 2013 (“Proposal 3”);
4.	To approve the cash compensation of the External Directors (“Proposal 4”);
5.	To approve the equity compensation of the External Directors (“Proposal 5”);
6.	To extend the terms of certain stock options previously granted to the External Directors (“Proposal 6”);
7.	To approve changes to the compensation of the President and Chief Executive Officer of the Company (“Proposal 7”);
8.	To reappoint the firm of Somekh Chaikin, a member of KPMG International (“KPMG”), as the Company’s independent auditors until the Company’s next annual general meeting of shareholders, and to authorize the Company’s Audit Committee and Board of Directors to determine their remuneration (“Proposal 8”);
9.	To receive and consider a report from management and the Financial Statements of the Company for the fiscal year ended December 31, 2009; and
10.	To act upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.

Only shareholders of record at the close of business on April 26, 2010, are entitled to notice of, and to vote at, the Annual General Meeting.

We look forward to greeting those shareholders present at the meeting personally. HOWEVER, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING OF SHAREHOLDERS AND REGARDLESS OF THE NUMBER OF ORDINARY SHARES YOU OWN, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED. ACCORDINGLY YOU ARE KINDLY REQUESTED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS OF THE COMPANY, AND TO MAIL IT PROMPTLY IN THE ACCOMPANYING ENVELOPE, OR TO VOTE BY TELEPHONE OR OVER THE INTERNET IN ACCORDANCE WITH THE INSTRUCTIONS ON THE PROXY CARD.

If you are present at the Annual General Meeting of Shareholders and desire to vote in person, you may revoke your appointment of proxy at the meeting so that you may vote your shares personally.

Shareholders registered in the Company’s shareholders registry and shareholders who hold shares through members of the Tel Aviv Stock Exchange, may also vote through this enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company’s offices. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Shareholders are allowed to apply in writing, through the Company, to the other shareholders of the Company in order to solicit their vote on items on the agenda of the Meeting (“Position Notice”). Position Notices must be in English and may be sent to the Company’s offices at the address above. The last date for issuance of such Position Notices to the Company is May 16, 2010.

By Order of the Board of Directors,

Israel Makov
Chairman of the Board of Directors

ANNUAL GENERAL MEETING OF SHAREHOLDERS

General Information

This Proxy Statement and the accompanying form of proxy are being furnished to holders of ordinary shares, par value NIS 0.05 each (“ordinary shares”), of Given Imaging Ltd., an Israeli corporation (the “Company”), in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual General Meeting of Shareholders of the Company to be held on June 3, 2010, at 4:00 p.m., local time, at the Company’s principal offices at Hermon Building, New Industrial Park, Yoqneam 20692, Israel, and at any adjournment or adjournments thereof (the “Annual Meeting”). This Proxy Statement and the accompanying form of proxy are first being mailed to shareholders on or about May 5, 2010.

The Proxy

Nachum Shamir, Yuval Yanai and Ido Warshavski, or any of them, have been nominated as proxies by the Board of Directors of the Company with respect to the matters to be voted upon at the Annual Meeting.

All ordinary shares represented by properly executed proxies received prior to or at the Annual Meeting and not revoked prior to or at the Annual Meeting in accordance with the procedure described below will be voted as specified in the instructions indicated in such proxies. If no instructions are indicated, such proxies will be voted in accordance with the recommendations of the Board of Directors contained in this Proxy Statement and in the discretion of the persons named in the proxy in respect of such other matters as may properly come before the Annual Meeting.

Revocation of Proxies

A shareholder may revoke his, her or its proxy (i) by delivering to the Company, subsequent to receipt by the Company of his, her, or its proxy, a written notice canceling the proxy or appointing a different proxy; (ii) upon receipt by the Chairman of the Annual Meeting of written notice from such shareholder of the revocation of his, her or its proxy prior to the Annual Meeting; or (iii) by attending and voting in person at the Annual Meeting. Attendance without voting at the General Meeting will not in and of itself constitute revocation of a proxy.

Shareholders Entitled to Vote

Shareholders of record who held ordinary shares at the close of business in the United States on April 26, 2010 (the “Record Date”), are entitled to notice of, and to vote at, the Annual Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in street name. These proxy materials are being forwarded to beneficial owners by your bank, broker or other nominee that is considered the holder of record. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the meeting, but may not actually vote their shares in person at the meeting except for shareholders who hold shares through members of the Tel Aviv Stock Exchange in Israel, who may participate and vote at the meeting if they confirm their ownership as required by the Israeli Companies Law of 1999 (the “Companies Law”). The bank, broker or other nominee that is a shareholder of record has enclosed a voting instruction card for you to use in directing the holder of record how to vote the shares.

Shareholders registered in the Company’s shareholders registry and shareholders who hold shares through members of the Tel Aviv Stock Exchange, may also vote through this enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company’s offices. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

As of the Record Date, there were 29,667,502 ordinary shares issued, outstanding and entitled to one vote each upon each of the matters to be presented at the Annual Meeting.

Quorum and Voting

Pursuant to the Company’s Articles of Association, the quorum required for the Annual Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least one-third of the Company’s issued share capital. Under Israeli law and the Company’s Articles of Association, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote, as broker non-votes and abstentions do not constitute voting shares represented at the meeting in person or by proxy, other than with respect to determining whether a quorum is present.

In respect of Proposal 1, Proposal 2, Proposal 4, Proposal 7 and Proposal 8, the affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting thereon is necessary for the approval of each proposal. Approval of each of Proposal 3, Proposal 5 and Proposal 6 requires special voting, as explained in the detailed description of these proposals in this Proxy Statement. For all the proposals, only ordinary shares that are voted on a matter will be counted towards determining whether such matter is approved by shareholders. Ordinary shares present at the Annual Meeting that are not voted on a particular matter or ordinary shares present by proxy where the shareholder properly withheld authority to vote on such matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

A broker non-vote occurs when a bank, broker or other nominee holding ordinary shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. On all matters considered at the Annual Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted as present in determining if a quorum is present.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Annual Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to attend the Annual Meeting shall be conferred upon all of the joint owners, but the right to vote at the meeting and/or the right to be counted as part of the quorum required for the meeting shall be conferred exclusively upon the senior amongst the joint owners attending the meeting, in person or by proxy, and for this purpose seniority shall be determined by the order in which the names stand on the Company’s Shareholder Register.

Proxy Solicitation

The Company will bear the costs of solicitation of proxies for the Annual Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, telegram, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed for their reasonable expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold ordinary shares.

As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to such rules.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of the ordinary shares as of March 31, 2010 for: (1) each person who the Company believes beneficially owns 5% or more of the outstanding ordinary shares, and (2) all of the Company’s directors and executive officers as a group. Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission (the “SEC”) and generally includes any shares over which a person exercises sole or shared voting or investment power. The table also includes the number of shares underlying options that are exercisable within 60 days of March 31, 2010. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

Name and Address	Number of shares Beneficially Owned	Percentage of shares Beneficially Owned
IDB Holding Corporation Ltd.(1)	14,184,348	47.9%
Leon Cooperman(2)	1,997,310	6.7%
Directors and listed executive officers as a group(3)	16,571,135	55.9%

(1)	Based on a Schedule 13D/A filed on March 3, 2009 and on information provided to us supplementally, this number consists of 6,802,710 ordinary shares owned by Elron Electronic Industries Ltd., or Elron, 4,719,528 ordinary shares owned by Discount Investment Corporation Ltd., or DIC and 2,662,110 ordinary shares owned by RDC Rafael Development Corporation Ltd., or RDC.

Based on such Schedule 13D/A, this number does not include (i) 766,649 ordinary shares held for members of the public through mutual funds, provident funds, pension funds, exchange traded funds and insurance policies which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd, a subsidiary of IDB Development Corporation, or IDBD, and (ii) 210 ordinary shares which are held by unaffiliated third-party client accounts managed by Epsilon Investment House Ltd., and indirect subsidiary of IDBD, as portfolio managers.

Based on such Schedule 13D/A, Elron owns all of the outstanding shares of DEP Technology Holdings Ltd. which, in turn, holds 50.1% of the voting power of RDC. As a result, Elron may be deemed to be the beneficial owner of the 2,662,110 ordinary shares owned by RDC. In addition, Elron and DIC are parties to a voting agreement pursuant to which, among other things, Elron shares the power to vote 4,719,528 Ordinary Shares owned by DIC and, therefore, may be deemed to be the beneficial owner of a total of 14,184,348, or 47.9% of our ordinary shares. This voting agreement was entered into on September 29, 2003 with a term of one year and renews automatically annually thereafter unless terminated by notice of either party to the other party no later than August 30 in each year, or unless earlier terminated by agreement of both parties thereto.

Based on such Schedule 13D/A filed on March 3, 2009 and on information provided to us supplementally, as of March 31, 2010, DIC owned approximately 48.7% of the outstanding shares of Elron and, as a result, DIC may be deemed to be the beneficial owner of the ordinary shares owned by RDC and by Elron. As of such date, IDB Holding Corporation Ltd., or IDBH, owned all of the outstanding shares of IDB Development Corporation Ltd., or IDBD, which, in turn, owned approximately 73.5% of the outstanding shares of DIC. As a result, IDBH may be deemed to be the beneficial owner of the ordinary shares owned by DIC, RDC and Elron. The address of each of DIC, IDBH and IDBD is The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel. The address of each of Elron and RDC is The Triangular Tower, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel. IDBH, DIC and Elron are public companies traded on the Tel-Aviv Stock Exchange. IDBD is subject to reporting requirements in Israel.

As of March 31, 2010, (i) Ganden Holdings Ltd., or Ganden, a private Israeli company controlled by Nochi Dankner and his sister Shelly Bergman, held, directly and through a wholly-owned subsidiary, approximately 54.52% of the outstanding shares of IDBH; (ii) Shelly Bergman, through a wholly-owned company, held approximately 4.17% of the outstanding shares of IDBH; (iii) Ytzhak Dankner (the father of Shelly Bergman and Nochi Dankner) held approximately 3.28% of IDBH’s shares; (iv) Avraham Livnat Ltd., or Livnat, a private Israeli company controlled by Avraham Livnat, held, directly and through a wholly-owned subsidiary, approximately 13.25% of the outstanding shares of IDBH; and (v) Manor Holdings BA Ltd., or Manor, a private company controlled by Ruth Manor and Isaac Manor, held, directly and through a majority-owned subsidiary, approximately 13.24% of the outstanding shares of IDBH.

Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to their shares of IDBH constituting, respectively, approximately 31%, 10% and 10% of the outstanding shares of IDBH, for the purpose of maintaining and exercising control of IDBH as a group. Their additional holdings in IDBH are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023. Based on the foregoing, Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Bergman, Ruth Manor, Isaac Manor and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with DIC, Elron and RDC the power to vote and dispose of our ordinary shares held by these entities.

Nochi Dankner is Chairman of IDBH, IDBD and DIC. Rona Dankner, the daughter of Nochi Dankner, is a director of Elron. Zehava Dankner, the mother of Nochi Dankner and Shelly Bergman and the wife of Ytzhak Dankner, is a director of IDBH, IDBD and DIC. Isaac Manor and Zvi Livnat (a son of Avraham Livnat) are directors of IDBH, IDBD and DIC. Shai Livnat (another son of Avraham Livnat) is a director of IDBD and Elron. Dori Manor (the son of Isaac and Ruth Manor) is a director of IDBH, IDBD, DIC and Elron. The address of Nochi Dankner is The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel. The address of Shelly Bergman is 9 Mishmar Ezrehi Street, Afeka, Tel-Aviv 69697, Israel. The address of Ruth Manor and Isaac Manor is 26 Hagderot Street, Savyon 56526, Israel. The address of Avraham Livnat is Taavura Junction, Ramle 72102, Israel. These individuals disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of their pecuniary interest therein.

(2)	Based on a Schedule 13G/A filed on February 4, 2010, Mr. Cooperman is the managing member of Omega Associates, L.L.C., or Associates, a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P., or Capital LP, Omega Capital Investors, L.P., or Investors LP, and Omega Equity Investors, L.P., or Equity LP. These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts. Mr. Cooperman is the President, CEO and majority stockholder of Omega Advisors, Inc., or Advisors, a Delaware corporation engaged in investing for its own account and providing investment management services, and Mr. Cooperman is deemed to control said entity. Advisors serves as the investment manager to Omega Overseas Partners, Ltd., or Overseas, a Cayman Island exempted company. Mr. Cooperman has investment discretion over portfolio investments of Overseas and is deemed to control such investments. Advisors serves as a discretionary investment advisor to a limited number of institutional clients referred to as the Managed Accounts.

Mr. Cooperman is the ultimate controlling person of Associates, Capital LP, Investors LP, Equity LP, and Advisors. Therefore, Mr. Cooperman may be deemed the beneficial owner of 1,997,310 of our ordinary shares, consisting of 517,477 ordinary shares owned by Capital LP, 179,186 ordinary shares owned by Equity LP, 116,246 ordinary shares owned by Investors LP, 426,649 ordinary shares owned by Overseas and 757,752 ordinary shares owned by the Managed Accounts.

(3)	Includes 14,184,348 ordinary shares beneficially owned by DIC, Elron and RDC that may be deemed to be beneficially owned by Mr. Arie Mientkavich, who is the chairman of Elron, as well as 2,386,787 ordinary shares and options to purchase ordinary shares beneficially owned by directors and the executive officers listed in our Annual Report on Form 20-F for the year ended December 31, 2009, as filed with the SEC on March 26, 2010, in their personal capacities or by their nominees. The Company’s directors and officers disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of their pecuniary interest therein.

PROPOSAL 1 — ELECTION OF DIRECTORS (EXCEPT OUTSIDE DIRECTORS)

The Company’s Board of Directors currently consists of eight members. Except for the external directors, as defined in Proposal 3 below, each Director serves until the next Annual Meeting following the Annual Meeting or Special General Meeting at which such Director was elected, or until his/her earlier removal pursuant to a resolution of the holders of a majority of the voting power represented at a Special General Meeting in person or by proxy.

The Company complies with the Nasdaq Global Market listing requirements, under which a majority of the members of the Company’s Board of Directors (including all members of the Audit Committee) are required to be independent, as that term is defined in the rules of the Nasdaq Global Market. The Company’s Board of Directors has determined that all of the Company’s directors, except for Messrs. Makov and Shamir, qualify as independent directors in accordance with the applicable rules.

The Board of Directors has nominated for reelection the following persons to serve as directors of the Company until the next Annual General Meeting of Shareholders: Israel Makov, who will serve as the Chairman of the Board; Doron Birger, Arie Mientkavich, Dennert O. Ware, Nachum Shamir and Prof. Anat Leowenstein.

Each of the above named nominees has consented to being named in this Proxy Statement and will serve as a director if elected. If, however, at the time of the Annual Meeting any of the above named nominees should be unable or decline to serve, the persons named as proxies herein will vote for such substitute nominee or nominees as the Board of Directors may choose to recommend, or will vote to allow the vacancy created thereby to remain open until filled by the Board of Directors, as decided by the Board of Directors. Each of the above named nominees has signed statements as required under the Companies Law, which will be presented prior to or at the meeting upon request.

Nominees For Reelection at the Annual Meeting

Nominee	Business Experience
Israel Makov	Israel Makov, age 70, has served as the Chairman of the Company’s board of directors since July 2007. Mr. Makov also serves as the Chairman of Netafim Ltd., a leader in the irrigation field. Prior to joining the Company, he served as President and Chief Executive Officer of Teva Pharmaceutical Industries Ltd. from April 2002 until March 2007. Previously he served as Teva’s Chief Operating Officer from January 2001, Executive Vice President from 1999 and Vice President for Business Development from 1995 until 1999. Prior to joining Teva, Mr Makov was Chief Executive Officer of Gottex from 1993 until 1995, Chief Executive Officer of Yachin Hakal Ltd. from 1991 until 1993 and Chairman of Axiom Ltd. from 1987 until1991. Mr. Makov was also a director of Bank Hapoalim Ltd. from October 2002 until February 2006, a director of Ramot at Tel Aviv University from 2001 until January 2006, and one of the founders and a director of the INNI-Israel National Nanotechnology Initiative since 2003. Mr. Makov has also served on the Board of Governors of the Technion – Israel Institute of Technology since 2006 and is a member of the Executive Board and Management Committee of the Weizmann Institute of Science since 2007. He also serves as the President of the Friends of Schneider Children’s Medical Center of Israel and also the Chairman of the Board of the Institute for Policy and Strategy at the Interdisciplinary Center, or IDC, in Herzliya since 2008. Mr. Makov holds a B.Sc. in Agriculture and M.Sc. in Economics from the Hebrew University, Jerusalem.

Nominee	Business Experience
Dennert O. Ware	Dennert (Denny) O. Ware, age 68, has served as a director since July 2007. Mr. Ware has served as a director of CeloNova Biosciences, Inc. since October 2009 and as its Interim Chief Executive Officer since January 2010. Since April 2008, Mr. Ware has also served as a director of Pelikan Technologies, Inc., a company developing products for the self monitoring blood glucose business. Since 2008, Mr. Ware has also served as a director of BioNumerical Pharmaceuticals, Inc. and Fast Diagnostics, Inc., both are privately-owned corporations in the healthcare industry. Prior to joining the Company’s board of directors, he served as a Director, President and Chief Executive Officer of Kinetic Concepts, Inc., or KCI, from April 2000 to December 2006. Before joining KCI, he served as President and Chief Executive Officer of Boehringer Mannheim Corporation, a market leader in medical diagnostic equipment. He joined Boehringer in 1972 as Vice President of Technical Affairs of DePuy, the company’s Orthopedic Division. He later held senior management positions in the Diagnostic Division and became President and Chief Executive Officer of Boehringer Mannheim’s North American operations in 1997, a position he held until the acquisition of Boehringer Mannheim Group by Hoffman La Roche in 1998. After this acquisition, Mr. Ware continued on as President and CEO of Roche Diagnostics Corp until the end of 1999. Mr. Ware holds a BSChE degree from Purdue University and an MBA from Indiana University.
Arie Mientkavitch	Arie Mientkavich, age 67, has served as a director since July 2007. In addition, he has served as Chairman of the Board of Directors of Elron Electronic Industries since January 2007 and as Deputy Chairman of IDB Holding Corporation Ltd. since 2006. Mr. Mientkavich has also served as a director of NuLens Ltd. since January 2010, as a director of Medingo Ltd. since November 2007, Chairman of the Board of Directors of Gazit Globe (Development) Ltd. since July 2006 and Deputy Chairman of Gazit Globe Ltd. since 2005. Prior to this, from 1997 through January 2006, Mr. Mientkavich served as Chairman of the Board of Directors of Israel Discount Bank Ltd. and its major subsidiaries, Israel Discount Bank of New York, Mercantile Discount Bank Ltd. and Discount Management Provident Funds. Between 1987 and 1997, Mr. Mientkavich served as Active Chairman of the Board of the Israel Securities Authority – the Israeli equivalent of the United States Securities and Exchange Commission. Prior to that, from 1979 through 1987, he was the General Counsel of the Israeli Ministry of Finance. Mr. Mientkavich holds degrees in Political Science and Law from the Hebrew University, Jerusalem and is a member of the Israeli Bar Association.

Nominee	Business Experience
Doron Birger	Doron Birger, age 59, has served as a director since June 2000. From August 2002 until July 2007, Mr. Birger was the Chairman of the Company’s Board of Directors. He currently serves as a director and chairman of several private companies in Israel in the high-technology sector. Mr. Birger served as Chief Executive Officer of Elron Electronic Industries from August 2002 until 2009. Prior to that, he held other executive positions at Elron, including President since 2001, Chief Financial Officer from 1994 to August 2002, and Corporate Secretary from 1994 to 2001. Until April 2009, Mr. Birger was a director of RDC Rafael Development Corporation and a director or chairman of the board of directors of many privately held companies in the Elron group in the fields of medical devices, semiconductors and communication. From 1991 to 1994, Mr. Birger was Chief Financial Officer at North Hills Electronics Ltd., an advanced electronics company. From 1990 to 1991, Mr. Birger served as Chief Financial Officer of Middle-East Pipes Ltd., a manufacturer in the metal industry. From 1988 to 1990, Mr. Birger served as Chief Financial Officer of Maquette Ltd., a manufacturer and exporter of fashion items. From 1981 to 1988, Mr. Birger was Chief Financial Officer and director at Bateman Engineering Ltd. and I.D.C. Industrial Development Company Ltd. Mr. Birger holds a B.A. and an M.A. in economics from the Hebrew University, Jerusalem.
Nachum Shamir	Nachum Shamir, age 56, has served as the Company’s President and Chief Executive Officer and a director since April 9, 2006. Prior to joining the Company, Mr. Shamir served as Corporate Vice President of Eastman Kodak Company and as the President of Eastman Kodak’s Transaction and Industrial Solutions Group, which includes several business units, including Kodak Versamark, Inc. (whose operations were previously those of Scitex Digital Printing Inc.) of which Mr. Shamir was President and Chief Executive Officer. From June 2003 to January 2004, Mr. Shamir served as the President and Chief Executive Officer of Scitex Corporation. From January 2001 to January 2004, he served as the President and Chief Executive Officer of Scitex Digital Printing, having previously served as its Chief Operating Officer since July 2000. Prior thereto, Mr. Shamir was Managing Director and General Manager of Scitex Digital Printing (Asia Pacific) Pte Ltd., a Singapore-based company, from its incorporation in 1994. From 1993 until 1994 he was with Hong Kong based, Scitex Asia Pacific (H.K.) Ltd. Before joining Scitex, Mr. Shamir held senior management positions at various international companies mainly in the Asia Pacific regions. Mr. Shamir holds a B.Sc from the Hebrew University of Jerusalem and an M.P.A. from Harvard University.
Prof. Anat Leowenstein	Prof. Anat Loewenstein, age 50, has served as a director since August 2005. Prof. Loewenstein completed her training in Johns Hopkins University Hospital in Baltimore in 1996. She is the Director of the Department of Ophthalmology, Tel Aviv Medical Center since January 2000, Vice Dean of the Sackler School of Medicine, Tel Aviv University since September 2006 and a Professor at the Sackler School of Medicine since April 1999. In addition, since 2000 Prof. Loewenstein has been a member of the Advisory Board of Notal Vision Ltd., a medical device company in the area of diagnostic ophthalmology, and from 1996 until 1997 she served as an advisor to Talia Technologies Ltd., which developed an instrument in diagnostic ophthalmology. She is the principal investigator in multiple multicenter drug and device studies for Pfizer, Novartis, Roche and Zeiss and serves as a consultant to several companies in the healthcare industry, including Novartis, Allergan Orabio, Lumenis and Forsighlabs. She is a member of the Institutional Review Board of the Israeli Ministry of Health. Prof. Loewenstein holds an M.D. from the Hebrew University of Jerusalem and Masters Degree in Health Administration from Tel Aviv University.

It is proposed that at the Annual Meeting the following resolution be adopted at shareholders:

“RESOLVED, that Messrs. Israel Makov, who will serve as the Chairman of the Board of Directors, Dennert O. Ware, Arie Mientkavitch, Doron Birger, Nachum Shamir and Prof. Anat Leowenstein are reelected to serve as directors of the Company, each of them until the next Annual General Meeting of Shareholders or until his/her earlier removal under Israel’s Companies Law, 1999 and the Company’s articles of association.”

The affirmative vote of the holders of a majority of the voting power represented and voting at the meeting, in person or by proxy, on this Proposal 1 is necessary to elect each of the above named nominees as directors.

The Board of Directors recommends a vote “FOR” the proposal to elect each of the above-named nominees as directors.

PROPOSAL 2 — AMENDMENT TO EQUITY COMPENSATION OF NON-EMPLOYEE DIRECTORS (OTHER THAN THE EXTERNAL DIRECTORS)

The Company is submitting for approval changes to equity compensation of non-employee directors (other than the External Directors).

As part of their board service fee, our non-employee directors receive recurring annual grants of options to purchase our ordinary shares. As previously approved by the shareholders, any non-employee chairperson of our board of directors or of any committee thereof receives an annual grant of 11,000 options, any non-employee director receives an annual grant of 10,000 options for board service and any non-employee director serving on a committee of the board of directors receives an annual grant of 5,000 options for each committee on which such director is serving. These grants are cumulative.

As of the date of this Proxy Statement, the non-employee directors of the Company (other than the External Directors) are Mr. Dennert O. Ware, Mr. Doron Birger, Mr. Arie Mientkavich and Ms. Anat Loewenstein. Mr. Ware serves as a member of the Audit Committee and Mr. Birger serves as a member of the Compensation and Nominating Committee.

The Company wishes to make changes to the equity compensation of the non-employee directors and grant them restricted share units in lieu of stock options. Similarly, the Company has made equity awards of restricted share units the preferred equity compensation to key employees and executive officers over stock options. The Company believes that the transition from stock options to restricted share units reduces the potential dilutive effect on shareholders as the total number of restricted share units to be granted will be significantly lower than the number of stock options granted.

The proposed changes to the equity compensation of non-employee directors have been approved by both the Audit Committee and the Board of Directors of the Company, as required by the Companies Law. Under the Companies Law, shareholders must approve the compensation terms and changes to compensation of the Company’s directors.

It is, therefore, proposed that each non-employee director of the Company, whether currently in office or hereinafter elected as a director of the Company, will receive:

(1)	a recurring annual grant of 4,545 restricted share units for service on the Board of Directors;
(2)	a recurring annual grant of 2,275 restricted share units for service as a member of each committee or sub-committee of the Board of Directors; and
(3)	in addition to the recurring grants referred to in paragraphs (1) and (2) above, each non-employee director serving as a chairperson of the Board of Directors or any committee or sub-committee thereof, an annual grant of 5,000 restricted share units for each chairperson position held by the non-employee director.

Recurring grants for Board service will be made annually on the date of the annual meeting of shareholders and will vest in full on the date of the subsequent annual meeting of shareholders, provided that the grantee continues his or her board service during the entire period between the two relevant annual meetings.

Recurring grants for committee service will initially be made when a director is appointed to a committee or as chairperson of a committee and thereafter on each anniversary of such appointment for as long as such director continues to serve as a committee member. Each of these recurring grants will vest in full on the immediately subsequent appointment anniversary date if such director serves as a committee member during the entire period between any two relevant anniversary dates.

In addition to the foregoing, any person joining the Board of Directors as a new non-employee director as of and at any time after the date of this Annual Meeting will receive retention grant of 11,365 restricted share units. These restricted share units will vest in four equal annual installments beginning with the first anniversary of the grant, for as long as the non-employee director continues to serve as a director of the Company on the relevant anniversary date.

All grants of restricted share units mentioned above will be made under the Company’s 2009 Equity Incentive Plan or any subsequent plan then in effect and under other terms and conditions previously approved by the shareholders in respect of equity awards to non-employee directors. The Company’s 2009 Equity Incentive Plan was distributed to shareholders together with the Company’s proxy statement in July 2009, which also described the main terms of such plan. This plan was approved by the shareholders at the annual meeting held on August 11, 2009.

It is proposed that at the Annual Meeting, the following resolution be adopted:

“RESOLVED that each non-employee director of the Company, whether currently in office or hereinafter elected as a director of the Company, will receive equity compensation as partial consideration for his or her board service, as described in this Proxy Statement.”

The affirmative vote of the holders of a majority of the voting power represented and voting at the meeting, in person or by proxy, is necessary to approve the foregoing changes to the compensation of non-employee directors.

The Audit Committee and Board of Directors recommend that the shareholders vote “FOR” the foregoing proposed changes to the compensation of non-employee directors.

PROPOSAL 3 — ELECTION OF EXTERNAL DIRECTORS

Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed on an exchange, including the Nasdaq Global Market, are required to appoint at least two external directors. An “external director” is a person meeting certain independence requirements under the Israeli Companies Law. In addition, every external director appointed to the board of directors of an Israeli company must qualify as a “financial and accounting expert” or as “professionally competent,” as such terms are defined in the applicable regulations under the Companies Law, and at least one external director must qualify as a “financial and accounting expert.” External directors are elected to serve in three-year increments.

Each committee of the Company’s Board of Directors is required to include at least one external director and the Company’s Audit Committee is required to include both external directors. An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an external director.

The Company’s external directors are Michael Grobstein and James Cornelius. Each of them has served as an external director since 2001, or three three-year terms. The current term will expire on December 31, 2010. Under the Companies Law, external directors of dual-listed companies such as the Company may be re-elected for an additional three-year term, if the audit committee and subsequently the board of directors have determined that election for an additional term benefits the company in light of the external director’s expertise and special contribution to the board of directors and its committees. The Company’s Audit Committee and Board of Directors recommend that the shareholders approve the appointment of Messrs. Grobstein and Cornelius to a fourth term as external directors until December 31, 2013. The Audit Committee and the Board of Directors believe that the appointment of Mr. Grobstein to a fourth term will benefit the Company because of Mr. Grobstein’s strong financial and accounting background and his experience in audit committee leadership and financial oversight, including in large U.S. corporations and medical device companies. The Audit Committee and the Board of Directors also believe that the appointment of Mr. Cornelius to a fourth term will benefit the Company because of Mr. Cornelius’s experience as a chief executive and director of large U.S. corporations, including corporations in the medical device industry. Mr. Grobstein serves as Chairman of our Audit Committee and the Executive Committee and is our designated financial expert required by U.S. securities laws. Mr. Cornelius serves as Chairman of our Compensation and Nominating Committee. The Audit Committee and the Board of Directors believe that both nominees contribute significantly to good corporate governance practices and increase confidence of U.S. investors in the Company.

A summary of the biographical information of each of Messrs. Grobstein and Cornelius is described below.

Nominee	Business Experience
James M. Cornelius	James M. Cornelius, age 66, has served as a director since October 2001 and was elected as an external director in December 2001. Mr. Cornelius has served as a director of Bristol-Myers Squibb Company, or BMS, since January 2005 and as Chairman of BMS since February 2008. He was the Chief Executive Officer of BMS from April 30, 2007 until May 4, 2010. Prior to that, he served as interim Chief Executive Officer of BMS from September 12, 2006. In addition, he has served as non-executive Chairman of the Board of Mead Johnson Nutrition, or MJN, since its split off from BMS on December 18, 2009. MJN is also listed on the New York Stock Exchange. From November 15, 2005 to April 21, 2006, Mr. Cornelius served as the chairman of the board of directors and chief executive officer of Guidant Corporation (a leading cardiac and vascular medical device company listed on the New York Stock Exchange), until the sale of Guidant to Boston Scientific Corporation. From 2000 until 2006, Mr. Cornelius served as the non-executive Chairman of the board of directors of Guidant Corporation. From 1994 until 2000, Mr. Cornelius served as the Senior Executive and Chairman of Guidant Corporation. From 1983 to 1994, Mr. Cornelius was a director, a member of the Executive Committee and Chief Financial Officer of Eli Lilly and Company. From 1980 to 1982, Mr. Cornelius served as President and Chief Executive Officer of IVAC Corporation, formerly part of Eli Lilly’s Medical Device and Diagnostics Division, and from 1978 to 1980, Mr. Cornelius was Director of Acquisitions for Eli Lilly’s Medical Device and Diagnostics Division. Mr. Cornelius holds an M.B.A. and a B.A. in accounting from Michigan State University.
Michael Grobstein	Michael Grobstein, age 67, has served as a director since October 2001 and was elected as an external director in December 2001. Mr. Grobstein serves as a director of Bristol-Myers Squibb, as chairman of its audit committee and a member of its compensation and management development committee. Mr. Grobstein served as a director of Guidant Corporation from 1999 to 2006, at which time Guidant was acquired by Boston Scientific Corporation. During that period he was chairman of Guidant’s audit committee and a member of its corporate governance committee. Mr. Grobstein worked with Ernst & Young LLP from 1964 to 1998, and was admitted as a partner in 1975. At Ernst & Young, Mr. Grobstein served as a Vice Chairman-International Operations from 1993 to 1998, as Vice Chairman — Planning, Marketing and Industry Services from 1987 to 1993, and Vice Chairman — Accounting and Auditing Services from 1984 to 1987. In these positions, Mr. Grobstein, among other things, oversaw the global strategic planning of the firm, was responsible for developing and implementing the firm’s worldwide audit service delivery process and consulted with multinational corporations on a wide variety of financial reporting matters. Mr. Grobstein is a certified public accountant in the United States and holds a B.Sc. in accounting from the University of Illinois.

Each of Messrs. Grobstein and Cornelius has consented to being named in this Proxy Statement and will serve as an external director if elected. Also, each of them submitted a written declaration to the Company as to their compliance with the statutory requirements for their re-election as external directors. Such declarations are available upon request from the Company’s Corporate Secretary.

Based on the background and experience of Messrs. Grobstein and Cornelius, the Board of Directors of the Company has resolved that each of them is an “expert external director” under the Companies Law. An “expert external directors” is an external director who (i) has accounting or financial expertise, or (ii) due to his education, experience and skills, is highly qualified in, and has profound understanding of, the business of the Company. An “expert external director” may be paid for his services at a higher rate than an external director who does not fall within the definition (see discussion regarding compensation of the external directors in Proposal 4 and 5 below).

It has been the Company policy that each committee of the Board of Directors is chaired by one of the external directors and that, to the extent possible, both external directors serve as members of all committees. Accordingly, the Board of Directors has appointed Mr. Grobstein to serve as the chairman of the Audit Committee and the Executive Committee and Mr. Cornelius to serve as the chairman of the Compensation and Nominating Committee.

It is proposed that at the Annual Meeting, the following resolution be adopted:

“RESOLVED, that Messrs. Michael Grobstein and James Cornelius are elected as external directors in the Company for a three-year term until December 31, 2013.”

Election of external directors requires either, (1) the vote of a majority of the shares represented at the Annual Meeting in person or by proxy, provided that such majority includes the affirmative vote of at least one-third of the shares of non-controlling shareholders voting in person or by proxy at the meeting, not including abstentions, or (2) that the total number of shares voted against the election of the external directors does not exceed one percent (1%) of the aggregate voting rights in the company. Elron, DIC and RDC are considered controlling shareholders of the Company for these purposes.

Based on these declarations and for the reasons described above concerning the contribution, experience and background of these individuals, the Company’s Audit Committee and Board of Directors recommend a vote “FOR” this proposal.

PROPOSAL 4 — APPROVAL OF CASH COMPENSATION OF THE
EXTERNAL DIRECTORS OF THE COMPANY

The Company is submitting for approval the cash compensation to its external directors for their services to the Company.

The compensation that may be payable to the external directors for their services is limited by regulations adopted under the Companies Law (the “Compensation Regulation”). Under the Compensation Regulation, at the Company’s election, the cash compensation may be fixed based on amounts stated in the Compensation Regulation or relative to cash compensation payable by the Company to the other non-employee and non-affiliated directors. The Company’s Board of Directors has resolved to adopt the relative compensation method. Under this method, the cash compensation payable to the Company’s external directors, who are considered “expert external directors,” as described in Proposal 3 above, may not exceed the average compensation payable to the other non-employee and non-affiliated directors by more than 33%.

Under Company policy previously approved by the shareholders at the annual meeting in 2007, all non-employee directors, including the external directors, receive a quarterly payment of $6,250 ($25,000 annually) and $1,500 per meeting.

Under the Compensation Regulation, the cash compensation payable to the external directors needs to be submitted for the approval of the shareholders at the time the external directors are re-elected.

It is proposed that at the Annual Meeting the following resolution be adopted:

“RESOLVED that as partial compensation for their service as external directors of the Company under the Companies Law, each of the external directors will receive a quarterly cash payment of $6,250 and $1,500 per meeting.”

Approval of the forgoing resolution concerning the cash compensation of the external directors requires the affirmative vote on this Proposal of the holders of a majority of the voting power represented and voting at the meeting, in person or by proxy.

The Audit Committee and the Board of Directors recommend that the shareholders vote “FOR” the approval of the external directors’ cash compensation as described above.

PROPOSAL 5 — APPROVAL OF EQUITY COMPENSATION OF THE
EXTERNAL DIRECTORS OF THE COMPANY

The Company is submitting for approval the equity compensation to its external directors for their services to the Company.

Under the Compensation Regulation, the Company may provide equity compensation to the external directors for their services, in addition to cash compensation. The Company’s Board of Directors has resolved to adopt the relative compensation method with respect to equity compensation of the external directors, consistent with the method elected for cash compensation. Under this method, the equity compensation payable to the Company’s external directors, who are considered “expert external directors,” as described in Proposal 3 above, may not exceed the average equity compensation payable to the other non-employee and non-affiliated directors by more than 33%.

Under Company policy most recently approved by the shareholders at the annual meeting in 2007, currently all non-employee directors, including the external directors, receive recurring annual grants of options to purchase our ordinary shares. As previously approved by the shareholders, any non-employee chairperson of our board of directors or of any committee thereof receives an annual grant of 11,000 options, any non-employee director receives an annual grant of 10,000 options for board service and any non-employee director serving on a committee of the board of directors receives an annual grant of 5,000 options for each committee on which such director is serving. These grants are cumulative.

Currently, Mr. Grobstein serves as chairman of the Audit Committee and the Executive Committee and Mr. Cornelius serves as chairman of the Compensation and Nominating Committee. Both external directors are members of these committees. Mr. Grobstein is also a member of the sub-committee of the Audit Committee.

As described above in Proposal 2, the Company wishes to make changes to the equity compensation of the non-employee directors and grant them restricted share units in lieu of stock options. Similarly, the Company has made equity awards of restricted share units the preferred equity compensation to key employees and executive officers over stock options. The Company believes that the transition from stock options to restricted share units reduces the potential dilutive effect on shareholders as the number of total number of restricted share units to be granted will be significantly lower than the number of stock options granted.

This proposed change will also apply to the external directors. The proposed changes to the equity compensation of non-employee directors, including the external directors, have been approved by both the Audit Committee and the Board of Directors of the Company, as required by the Companies Law.

It is, therefore, proposed that each external director of the Company, whether currently in office or hereinafter elected as a director of the Company, will receive:

(1)	a recurring annual grant of 4,545 restricted share units for service on the Board of Directors;
(2)	a recurring annual grant of 2,275 restricted share units for service as a member of each committee or sub-committee of the Board of Directors; and
(3)	in addition to the recurring grants referred to in paragraphs (1) and (2) above, each external director serving as a chairperson of the Board of Directors or any committee or sub-committee thereof, an annual grant of 5,000 restricted share units for each chairperson position held by the external director.

Recurring grants for Board service will be made annually on the date of the annual meeting of shareholders and will vest in full on the date of the subsequent annual meeting of shareholders, provided that the grantee continues his or her board service during the entire period between the two relevant annual meetings.

Recurring grants for committee service will initially be made when a director is appointed to a committee or as chairperson of a committee and thereafter on each anniversary of such appointment for as long as such director continues to serve as a committee member. Each of these recurring grants will vest in full on the immediately subsequent appointment anniversary date if such director serves as a committee member during the entire period between any two relevant anniversary dates.

All grants of restricted share units mentioned above will be made under the Company’s 2009 Equity Incentive Plan or any subsequent plan then in effect and under other terms and conditions previously approved by the shareholders in respect of equity awards to non-employee directors, including the external directors. The Company’s 2009 Equity Incentive Plan was distributed to shareholders together with the Company’s proxy statement in July 2009, which also described the main terms of such plan. This plan was approved by the shareholders at the annual meeting held on August 11, 2009.

It is proposed that at the Annual Meeting, the following resolution be adopted:

“RESOLVED that each external director of the Company, whether currently in office or hereinafter elected as a director of the Company, will receive equity compensation as partial consideration for his or her board service, as described in this Proxy Statement.”

The approval of this Proposal 5 to grant equity compensation to the external directors requires either (1) the vote of a majority of the shares represented at the Annual Meeting in person or by proxy, provided that such majority includes the affirmative vote of at least one-third of the shares of non-controlling shareholders voting in person or by proxy at the meeting, not including abstentions, or (2) that the total number of shares voted against the election of the external directors does not exceed one percent (1%) of the aggregate voting rights in the company. Elron, DIC and RDC are deemed controlling shareholders of the Company for these purposes.

The Audit Committee and Board of Directors recommend that the shareholders vote “FOR” the approval of the equity compensation of the external directors as described above.

PROPOSAL 6 — EXTENSION OF THE TERMS OF CERTAIN STOCK OPTIONS
PREVIOUSLY GRANTED TO THE EXTERNAL DIRECTORS

The Company is seeking approval to extend the term of outstanding stock options previously granted to the Company’s external directors under the Company’s 2006 Equity Incentive Plan (the “2006 Plan”) with an expiration date of five years after the date of grant (the “Five-Year Options”), by two additional years.

At the annual meeting of shareholders in 2009, the shareholders approved the extension of the expiration date of a total of 683,000 Five-Year Options previously granted to directors of the Company, other than the external directors, by two additional years, until the seventh anniversary of the date of grant of these stock options.

The term of Five-Year Options granted to the Company’s external directors was not extended in 2009 since, under the Companies Law, compensation terms of the external directors may only be modified when they stand for election or re-election. The Company is now requesting to extend the terms of a total of 246,000 Five-Year Options currently held by the external directors so that the expiration periods of Five-Year Options held by the external directors will be similar to those held by other non-employee directors.

The Company believes this potential benefit is important to align the interests of directors and shareholders and to facilitate the retention of its external directors. The Company’s external directors have acquired significant knowledge of the Company’s business and industry. They also are very experienced individuals with current or past service as top executives of large public corporations or top accounting and finance professionals. In addition, our external directors have growing responsibilities and work load due to the growing complexity of the business of the Company, corporate governance requirements and the regulatory environment.

It is therefore proposed that, at the Annual Meeting, the following resolution be adopted:

“RESOLVED that the extension of the term of all Five-Year Options previously granted to the Company’s external directors under the 2006 Plan by two additional years until the seventh anniversary of the date of grant, be, and it hereby is, approved in all respects.”

The approval of this Proposal 6 to extend certain stock options previously granted to the Company’s External Directors requires either (1) the vote of a majority of the shares represented at the Annual Meeting in person or by proxy, provided that such majority includes the affirmative vote of at least one-third of the shares of non-controlling shareholders voting in person or by proxy at the meeting, not including abstentions, or (2) that the total number of shares voted against the election of the external directors does not exceed one percent (1%) of the aggregate voting rights in the company. Elron, DIC and RDC are deemed controlling shareholders of the Company for these purposes.

The Audit Committee and Board of Directors recommend that the shareholders vote “FOR” the foregoing proposal to extend the terms of certain stock options previously granted to the Company’s external directors.

PROPOSAL 7 — COMPENSATION OF THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

Shareholders are being asked to approve the following compensation for Nachum Shamir, the Company’s President and Chief Executive Officer, who is also a director.

The Company’s Audit Committee, Compensation Committee and Nominating Committee and the Board of Directors approved for Mr. Shamir (1) a salary increase of four percent to an annual base salary of $432,640, effective July 1, 2010, (2) a cash bonus of $624,000 based on achievement of certain personal and Company performance targets (e.g., annual revenues and net income) defined in a bonus plan for 2009 approved by the Board of Directors, and (3) a grant of 57,000 restricted share units vesting 50% on the second anniversary of the grant date and 25% on each of the third and fourth anniversaries of the grant date. In 2009, Mr. Shamir voluntarily agreed to reduce his base salary and bonus by 10% as part of our efforts and commitment to control operating expenses.

Mr. Shamir is entitled to other benefits under his employment agreement with the Company. Mr. Shamir’s employment agreement was described in the Company’s Proxy Statement, dated May 4, 2006 and was approved by the shareholders at the annual meeting held on May 30, 2006. An Amendment to Mr. Shamir’s employment agreement was described in the Company’s Proxy Statement, dated June 21, 2007 and approved by the shareholders at the annual meeting held on July 18, 2007.

All grants of restricted share units mentioned in this Proposal 6 will be made under the Company’s 2009 Equity Incentive Plan, which was described in the Company’s Proxy Statement in July 2009 and approved by the shareholders at the annual meeting held on August 11, 2009.

It is proposed that at the Annual Meeting, the following resolutions be adopted:

RESOLVED, that an annual base salary of $432,640 to Mr. Shamir, the President and Chief Executive Officer of the Company, be, and it hereby is approved in all respects effective July 1, 2010, and shall continue in effect until otherwise resolved; and further

RESOLVED, that a bonus to Mr. Shamir in the amount of $624,000 in respect of fiscal year 2009, be, and it is hereby approved in all respects; and further

RESOLVED, that a grant of 57,000 restricted share units to Mr. Shamir, as described in this Proxy Statement, be, and it hereby is, approved in all respects.

The Company wishes to inform shareholders that the Compensation and Nominating Committee, the Audit Committee and the Board of Directors have approved a bonus plan for fiscal 2010 for the Chief Executive Officer under which he may receive a bonus of up to 200% of his base annual salary (a similar cap was also in place under the 2009 bonus plan), with the actual amount to be determined at the discretion of the Board of Directors, based on achievement of certain personal and Company performance targets defined in such bonus plan for 2010. The actual amount of the 2010 bonus, if any, will be submitted for the approval of the shareholders at the 2011 annual general meeting of shareholders.

Approval of the forgoing resolutions concerning the compensation of the President and Chief Executive Officer requires the affirmative vote on this Proposal of the holders of a majority of the voting power represented and voting at the meeting, in person or by proxy.

The Audit Committee and the Board of Directors recommend that the shareholders vote “FOR” the approval of Mr. Shamir’s compensation as described above.

PROPOSAL 8 — APPOINTMENT OF SOMEKH CHAIKIN,
A MEMBER OF KPMG INTERNATIONAL, AS THE COMPANY’S INDEPENDENT AUDITORS UNTIL THE NEXT ANNUAL GENERAL MEETING AND AUTHORIZATION
OF THE BOARD OF DIRECTORS TO DETERMINE COMPENSATION

The Company is submitting for approval the appointment of Somekh Chaikin, a member of KPMG International (“KPMG”), as its independent auditors to audit the consolidated financial statements of the Company and its subsidiaries for fiscal year 2010 and to serve as its independent auditors until the next annual general meeting, and the authorization of the Company’s Audit Committee and Board of Directors to determine their remuneration.

The following table sets forth fees for professional audit services rendered by Somekh Chaikin, a member firm of KPMG International, for the audit of our financial statements for the years ended December 31, 2008 and 2009, and fees billed for other services rendered by Somekh Chaikin, including through other offices of KPMG worldwide:

	2008	2009
	(in thousands)
Audit fees	$519	$673
Audit-related fees	15	30
Tax fees(1)	252	280
All other fees	—	5
Total	$786	$988

(1)	“Tax fees” includes fees for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions and work regarding transfer prices.

In accordance with the Company’s pre-approval policy, the Audit Committee pre-approved all audit and non-audit services provided to the Company and to its subsidiaries during the periods listed above. Audit services must be pre-approved by all members of the Audit Committee. The authority to pre-approve non-audit services has been delegated to the Chairman of the Audit Committee. Any services pre-approved by the Chairman are reported to the full Audit Committee at its next scheduled meeting.

Representatives of KPMG will not be present at the Annual Meeting.

It is proposed that at the Annual General Meeting, the following Resolution be adopted:

“RESOLVED, that the Company’s independent auditors, Somekh Chaikin, a member of KPMG International be, and they hereby are, reappointed as independent auditors of the Company to audit the consolidated financial statements of the Company and its subsidiaries for fiscal year 2010 and to serve as its independent auditors until the next annual general meeting of the Company and that the Audit Committee and Board of Directors be, and hereby are, authorized to determine the remuneration of said auditors.”

An affirmative vote of a majority of the shares represented and voting at the meeting, in person or by proxy, is required for the appointment of KPMG as the Company’s independent auditors until the next Annual General Meeting, and for the authorization of the Company’s Board of Directors to determine KPMG’s remuneration.

The Audit Committee has recommended (which recommendation was adopted by the Board of Directors) the selection of the Company’s independent auditors, subject to shareholder approval.

Accordingly, the Board of Directors recommends a vote “FOR” this proposal.

AUDIT COMMITTEE REPORT

The Audit Committee is comprised solely of independent directors, as defined by the rules of the SEC and the Nasdaq Global Market, and operates under a written charter, a copy of which can be found on the Company’s website at www.givenimaging.com.

The Audit Committee includes at least one independent director who is determined by the Board of Directors to meet the qualifications of an “audit committee financial expert” in accordance with SEC rules. Michael Grobstein, an independent director, is the member of the Audit Committee who has been determined to be an audit committee financial expert. Shareholders should understand that this designation is an SEC disclosure requirement related to Mr. Grobstein’s experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on Mr. Grobstein any duties, obligations or liability that are greater than are generally imposed on him as a member of the Audit Committee and the Board of Directors, and his designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board of Directors.

The primary focus of the Audit Committee is to assist the Board of Directors in its general oversight of the Company’s financial reporting, internal controls and audit function. Management has the primary responsibility for preparation, presentation and integrity of the Company’s financial statements, accounting and financial reporting principles, internal controls and procedures designed to ensure compliance with applicable accounting standards, and applicable laws and regulations. The Company’s independent auditor is responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards in the United States. Members of the Audit Committee are not auditors, and their functions are not intended to duplicate or certify the activities of management and the independent auditor, nor can the Audit Committee certify that the independent auditor is “independent” under applicable rules.

In this context, the Audit Committee has met and held discussions with management, the Company’s internal auditor and the independent auditor. Management represented to the Audit Committee that the audited financial statements of the Company, included in the Company’s Annual Report to Shareholders for the year ended December 31, 2009, were prepared in accordance with generally accepted accounting principles in the United States, and the Audit Committee has reviewed and discussed the consolidated financial statements with management, the internal auditor and the independent auditor. The Audit Committee discussed with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61, “Communication with Audit Committees.” The Audit Committee’s discussions with the internal and independent auditor were held both with and without management present, and included the scope of their respective audits, their evaluation of the Company’s internal controls and the overall quality of the Company’s financial reporting.

In addition, the Audit Committee received the written disclosures and the letter from the independent auditor required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor’s communications with the Audit Committee concerning independence and discussed with the independent auditor the auditor’s independence. The Audit Committee approved the fees for audit, audit-related and non-audit services provided by the independent auditor, and evaluated the types of non-audit services performed, including whether or not those services were compatible with the independent auditor’s independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, that the audited consolidated financial statements be included in the Annual Report on Form 20-F for the year ended December 31, 2009, as filed with the SEC. The Audit Committee has recommended (which recommendation was adopted by the Board of Directors) the appointment of the Company’s independent auditor, subject to shareholder approval.

Submitted by the Audit Committee of the Company’s Board of Directors:

Michael Grobstein, Chairman
James M. Cornelius
Dennert O. Ware

PROPOSALS OF SHAREHOLDERS

Any shareholder of the Company who intends to present a proposal at the Company’s annual meeting of shareholders in 2011 must satisfy the requirements of the Companies Law in order to have a proposal presented thereat. Under the Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of the Company’s outstanding voting rights are entitled to request that the Board of Directors of the Company include a proposal in a future shareholders meeting, provided that such proposal is appropriate to be discussed at such meeting.

With respect to the Company’s annual general meeting of shareholders to be held in 2011, if the Company is not provided with notice of a shareholder proposal for inclusion in the Company’s Proxy Statement by January 31, 2011, the Company will not include such proposal in the agenda for the 2011 annual general meeting of shareholders.

REPORT OF THE BOARD OF DIRECTORS

At the Company’s Annual Meeting, the Board of Directors will provide a management report which will include a discussion of the Company’s consolidated financial statements for the year ended December 31, 2009.

OTHER BUSINESS

The Board of Directors of the Company is not aware of any other matters that may be presented at the Annual Meeting other than those mentioned in the attached Company’s Notice of Annual General Meeting of Shareholders. If any other matters do properly come before the Annual Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company filed an Annual Report for the year ended December 31, 2009 on Form 20-F with the SEC on March 26, 2010. In addition, the Company filed a number of press releases and transcripts of its investor conference calls on Form 6-K. Shareholders may obtain a copy of these documents, along with a letter to shareholders from the Chairman of our Board of Directors and our President and Chief Executive Officer, without charge, at www.givenimaging.com.

By Order of the Board of Directors,

Israel Makov,
Chairman of the Board of Directors

Yoqneam, Israel
Date: May 5, 2010

0

THIS PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 3, 2010

The undersigned hereby constitutes and appoints Nachum Shamir, Yuval Yanai and Ido Warshavski, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all of the Shares of GIVEN IMAGING LTD. (the "Company"), standing in the name of the undersigned at the close of business on April 26 2010, at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at Hermon Building, New Industrial Park, Yoqneam 20692, Israel, on June 3, 2010 at 4.00 p.m., and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as set forth below.

YOUR VOTE IS IMPORTANT. PLEASE SIGN AND DATE THE OTHER SIDE OF THIS CARD

(Continued and to be signed on the reverse side)

14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

GIVEN IMAGING LTD.

June 3, 2010

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, Proxy Card
are available at www.givenimaging.com

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

20630303333033002000 1 060310

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 THROUGH 8.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

NOMINEES:
- ○ Mr. Israel Makov
- ○ Mr. Dennert O. Ware
- ○ Mr. Arie Mientkavitch
- ○ Mr. Doron Birger
- ○ Mr. Nachum Shamir
- ○ Prof. Anat Leowenstein

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
2. Approving changes to the equity compensation of non-employee directors (other than the External Directors), whether currently in office or hereinafter elected as directors of the Company	☐	☐	☐
3. Re-electing Mr. James Cornelius and Mr. Michael Grobstein to serve as External Directors, as defined in the Israeli Companies Law, 1999, until December 31, 2013	☐	☐	☐
4. Approving the cash compensation of the External Directors of the Company	☐	☐	☐
5. Approving the equity compensation of the External Directors	☐	☐	☐
6. Extending the expiration term of outstanding stock options previously granted to the external directors of the Company under the Company's 2006 Equity Incentive Plan with an expiration date of five years from the date of grant.	☐	☐	☐
7. Approving changes to the compensation of Mr. Nachum Shamir, the President and Chief Executive Officer of the Company	☐	☐	☐
8. Reappointing the Company's independent auditors, Somekh Chaikin, a member of KPMG International as independent auditors of the Company until the next annual general meeting of the Company and approval that the Audit Committee and the Board of Directors are authorized to determine the remuneration of said auditors.	☐	☐	☐

Under the Israeli Companies Law, 1999, you are required to indicate with respect to Proposals 3, 5 and 6, whether or not you are a "Controlling Person" or act on behalf of a "Controlling Person."

PLEASE STATE WHETHER OR NOT YOU ARE A "CONTROLLING PERSON" OR ACT ON BEHALF OF A "CONTROLLING PERSON". Yes ☐ No ☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by author-